

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Via E-mail
Michael F. Biehl
Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Center Drive
Suite 300
Garfield Heights, OH 44125

      Re: **Chart Industries, Inc.**
                 Form 10-K for the Year Ended December 31, 2014
                 Filed February 24, 2015
                 File No. 1-11442

Dear Mr. Biehl:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Accounting Branch Chief